

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2019

Alexandria Forbes
Chief Executive Officer
MeiraGTx Holdings plc
430 East 29th Street, 10th Floor
New York, NY 10016

> **Re: MeiraGTx Holdings plc**
> **Registration Statement on Form S-3**
> **Filed July 17, 2019**
> **File No. 333-232677**

Dear Dr. Forbes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance